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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER 33-99998
CUSIP NUMBER

(Check One):  / / Form 10-K  / / Form 20-F  / / Form 11-K
              /x/ Form 10-Q  / / Form N-SAR
               For Period Ended: January 31, 1997

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Group Long Distance, Inc.
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Full Name of Registrant


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Former Name if Applicable

1451 West Cypress Creek Road, Suite 200
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Address of Principal Executive Office (Street and Number)

Fort Lauderdale, FL 33309
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/ / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to unforeseen circumstances, the Registrant's accountants were unable to obtain the Registrant's financial statements in time for a timely review of such financial statements.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Sam Hitner                                 (954)          771-9696
    --------------------------------------  -----------  ------------------
                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    It is anticipated that a significant change in results of operations from the last fiscal year will be reflected by the earnings statements to be included in the subject report. Such change is anticipated to reflect increased revenues as well as increased selling, general and administrative expenses resulting primarily from the Registrant's acquisition during the last period of all of the outstanding common stock of Adventures-in-Telecom, Inc. ("AIT"). Such acquisition, previously noted, provided the Registrant with a significantly increased customer base and monthly revenues. The change in the Registrant's results of operations is also expected to reflect decreased earnings, largely attributable to an increase in depreciation and amortization expense, which is primarily a result of the Registrant's change in the estimated rate of attrition of the AIT customer base due to significant customer attrition. In view of the additional time required by the Registrant to provide certain information required in such subject report, including information pertaining to results of operations of the Registrant, a reasonable quantitative estimate of such results cannot be made at this time.


                           Group Long Distance, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 18, 1997                 By /s/ Gerald M. Dunne, Jr.